

<u>Mail Stop 4561</u>

February 20, 2009

Ms. Maneeja Noory
President
Velvet Rope Special Events Inc.
264 S. La Cienega Blvd., Suite 700
Beverly Hills, California 90211

> **Re:** **Velvet Rope Special Events Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 20, 2009**
> **File No. 333-154422**

Dear Ms. Noory:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you did not file a redlined copy of the registration statement with all changes effected by the amendment clearly marked. In future amendments, please file a copy of the amendment, which clearly and precisely marks all changes. See Rule 472 of Regulation C.

2.   We note your response to comment 1 in our letter dated November 19, 2008. You indicate that a chart has been included as an exhibit, however, such an exhibit has not been filed. Please tell us which exhibit will contain a chart and file the chart as soon as possible.

3.   We note your response to comment 2 in our letter dated November 19, 2008. Please provide us with highlighted copies of the 2008 Wedding Industry Trends Report and the FutureWatch 2008 Report.

Registration Statement Facing Page

4.   We note disclosure on page 40, which states that as of January 1, 2009 you have moved your corporate headquarters to Universal City, California. Please revise the front of the registration statement to state the correct mailing address of your principal executive offices.

Outside Front Cover Page of Prospectus

5.   Please confirm that your cover page is no longer than one page. Please refer to Item 501(b) of Regulation S-K.

Summary of Our Offering, page 5

Our Business, page 5

6.   Please revise to disclose when you became a Delaware corporation.

Risk Factors, page 7

Ricks Related to Our Business, page 8

We may not be able to continue as a going concern . . . , page 8

7.   In this risk factor, you state that "[m]anagement believes that the actions presently being taken to further implement its business plan and generate sufficient revenues provide the opportunity for the Company to continue as a going concern." This statement is not appropriate because it mitigates the risk that you are describing. Please revise to remove this and any other mitigating language from your risk factors.

Risks Related to Our Common Stock, page 12

Dilution, page 16

8.   We note your response to comment 3 in our letter dated November 19, 2008. Here, you state that the selling shareholders may sell at "various prices," which is inconsistent with disclosure found elsewhere in the prospectus that the shares will be sold at a fixed price of $0.25 until quoted on the OTC Bulletin Board.   Please revise this section accordingly.

Selling Shareholders, page 16

9.   We note your response to comment 12 in our letter dated November 19, 2008. Your response to not fully address the issue raised in our comment. As we noted, it appears that several of the selling shareholders may be relatives; a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Please tell us whether any of the selling shareholders are related in such a manner. If so, please revise the disclosure accordingly.

Plan of Distribution, page 18

10.   Please revise to disclose that Ms. Noory will be deemed a statutory underwriter in this offering and that the other selling shareholders may be deemed underwriters.

Management's Discussion and Analysis or Plan of Operation, page 27

Continuing Operations, page 28

11.   We note your response to comment 16 in our letter dated November 19, 2008. Please expand your discussion of operating expenses to identify the items that make up operating expenses, similar to the disclosure you provided for cost of services. Also, explain in more detail how "increased activity" resulted in an increase in operating expenses. For example, please indicate whether the expenses due to increased activity were expenses associated with marketing, support staff or other types of operating expenses.

Liquidity and Capital Resources, page 31

12.   We refer to you comment 20 in our letter dated November 19, 2008. Your
        response indicates that management has ceased efforts to seek additional capital
        to expand operations into additional markets. The disclosure on page 32,
        however, continues to reference your plans to seek additional capital to fund
        operations, growth and expansion. Please reconcile your disclosure with your
        response. In addition, if you intend to seek additional capital in the next twelve
        months, please revise to provide more detailed disclosure of these plans, such as
        when and how much capital you intend to raise.

Target Market Analysis, page 38

13.   We note your response to comment 32 in our letter dated November 19, 2008.
        Please provide us with independent, third-party support for the data about
        projected spending on weddings in the Los Angeles area.

14.   We note your response to comment 33 in our letter dated November 19, 2008.
        You did not fully address all issues raised in the comment. Please describe the
        competitive conditions in your market, your competitive position and the methods
        of competition in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Principal Customers, page 38

15.   We note your response to comment 22 in our letter dated November 19, 2008. In
        Note 6 on page F-18, you also disclose that two customers accounted for 76
        percent of net sales for the period ended September 30, 2008. To the extent that
        you are also dependent on these customers, please disclose such information in
        this section as required by Item 101(h)(4)(vi) of Regulation S-K.

Marketing Strategy, page 39

16.   Please revise to provide a more detailed discussion of your marketing efforts.
        Describe the particular type of internet marketing that you have conducted,
        discuss how and where you have distributed your sales brochure, and explain how
        you have used local media. Also, please describe the efforts of your sales force,
        disclose the size of your sales force and whether these individuals are employees
        or independent contractors.

Executive Compensation, page 40

17.   We note your response to comment 36 in our letter dated November 19, 2008. You did not fully address our comment. Please disclose the information about transactions with related persons, promoters and certain control persons as required by Item 404 of Regulation S-K.

Financial Statements

Statements of Operations, page F-4

18.   We have reviewed your response to comment 37 in our letter dated November 19, 2008. It is not appropriate to present stock-based compensation as a single line item in the income statement solely based on the form of consideration without additional disclosure regarding the breakout of the compensation amount amongst the various expense classifications on the income statement. It appears that this amount should be included with professional fees. Please revise accordingly.

Part II – Information Not Required in Prospectus, page 44

Signatures, page 50

19.   We note your response to comment 41 in our letter dated November 19, 2008. Our previous comment was intended to clarify whether or not you have a principal financial officer. Considering disclosure in the prospectus stating that you do not have a "principal financial officer," please remove this title from Ms. Noory's signature.

20.   We note your response to comment 42 in our letter dated November 19, 2008. It appears that the signature page does not include Ms. Noory's signature in her individual capacity, as opposed to signing on behalf of the company. Please provide an indication of Ms. Noory's signature at the bottom of the signature page.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Frank J. Hariton, Esq. (*via facsimile*)